
GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

April 21, 2015

<u>Via Overnight Delivery</u>

Office of the President
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

John T. Sweetwood
Interim Chief Executive Officer
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

Re: <u>Notice of Intent to Nominate Directors at The Pep Boys – Manny, Moe & Jack's 2015 Annual
Meeting of Shareholders</u>

Dear Mr. Sweetwood:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies
The Pep Boys – Manny, Moe & Jack (the "Company") that it intends to nominate Mr. Bruce M.
Lisman, Mr. Philip T. Blazek, Mr. F. Jack Liebau, Jr., Mr. Glenn J. Angiolillo and Mr. Matthew
Goldfarb as nominees for election as directors to the Board of Directors of The Pep Boys –
Manny, Moe & Jack at the Company's 2015 Annual Meeting of Shareholders ("Annual
Meeting").

In accordance with the Company's Bylaws we provide the following information concerning Mr.
Bruce M. Lisman.

1. The nominee's name, age, principal occupation and employer. The nominee's addresses and
principle occupations and employment for the past five years.

Bruce M. Lisman, 68. Private Investor, Board Member. Not Applicable.

2. The nominee's business address.

P.O. Box 1269, Shelburne, VT, 05482.

1



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

3. A biographical profile of the nominee, including educational background and business and professional experience.

> *Mr. Bruce M. Lisman serves on the Boards of National Life Group (2004 – Present), a mutual life insurance company with about $2 billion of revenues, PC Construction (2014 – Present), an engineering and construction company with about $500 million in revenues, and Merchants Bancshares (NasdaqGS: MBVT) (2005 – Present), a community bank with $1.8 billion of assets. In addition, he serves on the boards of American Forests, Smithsonian Libraries, and the National Gardening Association. Mr. Lisman was Research Director (1984 – 1987) and Co-Head of the Institutional Equity Division (1987 – 2008) for Bear Stearns. With his leadership, revenues grew from $50 million to $2.47 billion; head count from 150 to 2,350; and product and distribution expanse from US only to operations in Europe, Latin America, Asia ex-China, and China. Pretax income reached $670 million in 2007. After its acquisition by JP Morgan, he became Chairman of their Global Equity Division, retiring in 2009. He also was responsible for Equity Capital Markets and worked extensively with CEOs, CFOs, and Boards across a variety of industries. Earlier in his career Mr. Lisman was Director of Global Research at Lehman Brothers and before that was an analyst covering banking companies (voted to Institutional Investor's Analyst All Star Team four times for banking industry analysis), as well as distribution, real estate, and capital goods companies. He has also served on the boards of Central Vermont Public Service, a public company from 2004 - 2009; the Hewitt School, Pace University, HS Broadcasting, BRUT, Inc., VELCO, STRYKE Trading, Shelburne Museum, and the Vermont Symphony Orchestra. Mr. Lisman graduated from the University of Vermont and also served as its Chair for two years.*
>
> *GAMCO believes that Mr. Lisman's qualifications to serve on the Board of Directors include his extensive board experience as a chair, vice chair, and committee chair/member in a broad range of businesses and civic organizations. GAMCO believes Mr. Lisman brings extensive board experience, executive experience and investment experience and strongly supports the nomination of Mr. Lisman for election to the Board of Directors of the Company at its 2015 Annual Meeting of Shareholders.*
>
> *A copy of Mr. Lisman's biographical sketch is enclosed (Exhibit A).*

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

> *We are advised that no business relationship exists between Mr. Lisman and the Company, directly or indirectly, and that Mr. Lisman would qualify under NYSE rules as an independent director.*

2



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

> *As of the date hereof, Mr. Lisman beneficially owns 2,000 shares of the Company's Common Stock.*

> *Transactions In Securities of the Company During the Past Two Years*
> *(Purchase/Sale) (Date of Purchase/Sale) (Shares of Common Stock Purchased/Sold)*

> *Purchase 4/16/2015 329*
> *Purchase 4/17/2015 1,671*

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

> *Mr. Lisman's written consent letter is enclosed (Exhibit B).*

In accordance with the Company's Bylaws we provide the following information concerning Mr. Philip T. Blazek.

8. The nominee's name, age, principal occupation and employer. The nominee's addresses and principle occupations and employment for the past five years.

> *Philip T. Blazek, 47. President, Special Diversified Opportunities Inc.*

> *Past 5 Years:*

> *February 2012 – July 2012: Managing Director. Korenvaes Management LLC. 3953 Maple Avenue, Suite 150, Dallas, TX, 75219.*

> *August 2008 – January 2012: Founder, President & Chief Investment Officer. Blazek Crow Holdings Capital, L.P. 3819 Maple Avenue, Dallas, TX, 75219.*

9. The nominee's business address.

> *500 Crescent Court, Suite 230, Dallas, TX, 75201.*

10. A biographical profile of the nominee, including educational background and business and professional experience.

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Mr. Philip T. Blazek, 47, has been a principal executive, investor and investment banking advisor to companies in a range of both mature and emerging growth industries. He has extensive experience working with management teams regarding corporate strategy, allocation of capital, financial and strategic transactions, and business model improvements. Since 2013, Mr. Blazek serves as President of Special Diversified Opportunities Inc. (OTC Markets: SDOI), leading this public company through the closing of the sale of its former operating business and related operational wind down and through the strategic alternatives process to deploy its cash. In 2012, he was Managing Director at Korenvaes Management, a debt and equity investment fund. From 2008 through 2011, Mr. Blazek was President and Chief Investment Officer of Blazek Crow Holdings Capital, an equity small cap value investment fund he founded with the Crow Holdings Family Office. From 2005 to 2008, he was a Partner at Greenway Capital, investing and providing new capital to small cap companies. His investment banking advisory tenure included Dresdner Kleinwort Wasserstein (formerly Wasserstein Perella) from 1996 to 2004 and the Investment Banking Division of Goldman Sachs from 1991 to 1994. He formerly served on the Board of Directors of State Wide Aluminum, an Elkhart, IN supplier to the auto industry. Mr. Blazek received an Economics degree at Harvard University in 1990 and MBA degree Harvard Business School in 1996.

GAMCO believes that Mr. Blazek's qualifications to serve on the Board of Directors include vast financial, strategic and investment experience working with companies in a wide range of industries. Mr. Blazek has a proven record of reliable stewardship of investors' capital. In addition, Mr. Blazek has worked extensively with small cap public company managements and boards to drive accountability and shareholder value and to position such companies to perform well in the public markets. These activities included long-term strategic roadmaps and transformations, capital allocation, mergers & acquisitions, strategic value drivers, corporate governance, alignment of compensation incentives, financial analytics and benchmarking, new business development, and business model optimizations. GAMCO believes Mr. Blazek brings extensive investment experience and strongly supports the nomination of Mr. Blazek for election to the Board of Directors of the Company at its 2015 Annual Meeting of Shareholders.

A copy of Mr. Blazek's biographical sketch is enclosed (Exhibit C).

11. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

> *We are advised that no business relationship exists between Mr. Blazek and the Company, directly or indirectly, and that Mr. Blazek would qualify under NYSE rules as an independent director.*

4



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

12. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

At present, Mr. Blazek does not hold any shares of stock of the Company.

13. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

14. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

Mr. Blazek's written consent letter is enclosed (Exhibit D).

In accordance with the Company's Bylaws we provide the following information concerning Mr. F. Jack Liebau, Jr.

15. The nominee's name, age, principal occupation and employer. The nominee's addresses and principle occupations and employment for the past five years.

Frederic Jack Liebau, Jr., 51. Private Investor. Not Applicable.

Past Five Years:

2013 – 2015: President and CEO. Roundwood Asset Management. 7 Times Square Tower, New York, NY, 10036.

2011 – 2013. Partner and Portfolio Manager. Davis Advisors. 620 5th Avenue, New York, NY, 10020.

2003 – 2011. President. Liebau Asset Management Co., 301 E. Colorado Blvd., Pasadena, CA, 91101.

16. The nominee's business address.

P.O. Box 848, New Canaan, CT, 06840.

17. A biographical profile of the nominee, including educational background and business and professional experience.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Mr. F. Jack Liebau, Jr. has been in the investment management industry for thirty years. He began as a research analyst with The Capital Group in 1984, and from 1986 to 2003 was with Primecap Management Company ("Primecap"), where he was a partner and portfolio manager. At Primecap, he had research responsibilities for a number of industries, including media, industrials, chemicals, financials, and energy. Mr. Liebau was a co-manager of two mutual funds while at Primecap, the Vanguard Primecap and Capital Opportunity Funds. In 2003, he founded Liebau Asset Management Company ("Liebau Asset"), which managed money for individuals, foundations, and corporations. In 2011, he moved from Liebau Asset to Davis Funds, an investment management firm, in New York City, where Mr. Liebau was a partner and portfolio manager. From 2013 – 2015, Mr. Liebau was with Alleghany Corporation, which was his business partner in Liebau Asset; he was President and CEO of Roundwood Asset Management, the subsidiary managing public equities for Alleghany's insurance companies. In running Roundwood, Mr. Liebau was responsible for managing the equity portfolio and investment professionals, along with other reporting and P&L responsibilities. Mr. Liebau served as a director of Media General, Inc. (NYSE: MEG) (2008 – 2009) and, until that company was acquired by Kratos Defense, served as a director of Herley Industries, Inc. (2010 – 2011). Mr. Liebau is a graduate of Phillips Academy, Andover, and received his A.B. in Economics (with honors) from Stanford University.

GAMCO believes that Mr. Liebau's qualifications to serve on the Board of Directors include his vast financial, strategic, executive and investment experience working with companies in a wide range of industries. GAMCO believes Mr. Liebau's experience serving on boards (both corporate and non-profit) gives him pertinent insights into working effectively with management teams, analyzing strategic options, and communicating with various constituencies and strongly supports the nomination of Mr. Liebau for election to the Board of Directors of the Company at its 2015 Annual Meeting of Shareholders.

A copy of Mr. Liebau's biographical sketch is enclosed (Exhibit E).

18. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

   We are advised that no business relationship exists between Mr. Liebau and the Company, directly or indirectly, and that Mr. Liebau would qualify under NYSE rules as an independent director.

19. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

At present, Mr. Liebau does not hold any shares of stock of the Company.

20. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

21. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

> *Mr. Liebau's written consent letter is enclosed (Exhibit F).*

In accordance with the Company's Bylaws we provide the following information concerning Mr. Glenn J. Angiolillo.

22. The nominee's name, age, principal occupation and employer. The nominee's addresses and principle occupations and employment for the past five years.

> *Glenn J. Angiolillo, 61. President, GJA Management Corporation.*

23. The nominee's business address.

> *2 Benedict Place, Greenwich, CT, 06830.*

24. A biographical profile of the nominee, including educational background and business and professional experience.

> *Mr. Glenn J. Angiolillo has served as President of GJA Management Corporation, a consulting and advisory firm specializing in wealth management since 1998. Previously, Mr. Angiolillo was a partner and member of the Management Committee in the law firm of Cummings & Lockwood, where he concentrated in the areas of corporate law, mergers and acquisitions, and banking and finance. Mr. Angiolillo has served on the boards of Gaylord Entertainment Company (now known as Ryman Hospitality Properties, Inc.) (May 2009 - May 2013), Trans-Lux Corporation (December 2009 - November 2011), LICT Corporation (May 2006 – June 2013), and NYMagic, Inc. (May 2002 - November 2010). Mr. Angiolillo has served as a director of Sevcon, Inc. (NasdaqCM: SEV) since December 2013, where he also serves as the Chairman of its board's audit committee. Mr. Angiolillo graduated from the University of Pennsylvania, with a Bachelor of Science degree, and received a Masters in Business Administration from the Wharton School of Business and a J.D. from Georgetown Law School.*

> *GAMCO believes that Mr. Angiolillo's qualifications to serve on the Board of Directors include his experience with commercial and corporate law as well as his extensive record*


GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

of service on the boards of several public companies. GAMCO believes Mr. Angiolillo brings extensive corporate governance and investment experience and GAMCO strongly supports the nomination of Mr. Angiolillo for election to the Board of Directors of the Company at its 2015 Annual Meeting of Shareholders.

A copy of Mr. Angiolillo's biographical sketch is enclosed (Exhibit G).

25. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

> *We are advised that no business relationship exists between Mr. Angiolillo and the Company, directly or indirectly, and that Mr. Angiolillo would qualify under NYSE rules as an independent director.*

26. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

> *At present, Mr. Angiolillo does not hold any shares of stock of the Company.*

27. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

28. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

> *Mr. Angiolillo's written consent letter is enclosed (Exhibit H).*

In accordance with the Company's Bylaws we provide the following information concerning Mr. Matthew Goldfarb.

29. The nominee's name, age, principal occupation and employer. The nominee's addresses and principle occupations and employment for the past five years.

> *Matthew Goldfarb, 43. Chief Restructuring Officer & Acting Chief Executive Officer, Cline Mining Corporation (December 2013 – Present).*

> *Past Five Years:*



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

2011 – 2013: Vice Chairman (July 2011 – May 2012); Chief Executive Officer (May 2012 – November 2013). Xinergy Ltd. 8351 E. Walker Springs Lane, Knoxville, TN, 37923.

2010 – 2011: Portfolio Manager. Fourth Street Holdings. 8351 E. Walker Springs Lane, Knoxville, TN, 37923.

30. The nominee's business address.

161 Bay Street, 26th Floor, Toronto, Ontario, Canada, M5J 2S1.

31. A biographical profile of the nominee, including educational background and business and professional experience.

Mr. Goldfarb (43) currently serves as Chief Restructuring Officer and Acting Chief Executive Officer of Cline Mining Corporation, a Canadian mining company whose primary asset is the New Elk coking coal mine in southern Colorado. Mr. Goldfarb also serves on the company's board. Prior to his position with Cline Mining, Mr. Goldfarb served as Chief Executive Officer of Xinergy Ltd. (TSX: XRG), a Central Appalachian coal producer, having previously served as its Vice Chairman and lead independent director since its IPO in December 2009 through November 2013. From January 2009 until January 2010, Mr. Goldfarb managed a leveraged loan trading business at Pali Capital, Inc., a boutique investment banking firm. Previously, Mr. Goldfarb was a Director and Senior Investment Analyst of The Blackstone Group/GSO Capital Partners from 2007-2008 and a Director and Senior Investment Analyst at Pirate Capital LLC, an event-driven hedge fund, from 2005-2006. Prior to that, Mr. Goldfarb was with Icahn Associates Corp. for approximately five years and prior to his tenure with Icahn, was associated with the law firm of Schulte Roth & Zabel LLP. Mr. Goldfarb has previously served on the boards of directors of Huntingdon Capital Corp. (2013 – 2014), Fisher Communications, Inc. (2011 – 2013), CKE Restaurants, Inc., and James River Coal Company. Mr. Goldfarb graduated from the University of Wisconsin, with a Bachelor of Arts in Economics, and received a J.D. from Fordham University School of Law.

GAMCO believes that Mr. Goldfarb qualifications to serve on the Board of Directors include his vast investing experience, his experience with commercial and corporate law as well as his extensive record of service on the boards of several public companies. GAMCO believes Mr. Goldfarb brings extensive executive and investment experience and GAMCO strongly supports the nomination of Mr. Goldfarb for election to the Board of Directors of the Company at its 2015 Annual Meeting of Shareholders.

A copy of Mr. Goldfarb's biographical sketch is enclosed (Exhibit I).

 **GAMCO**
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

32. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

We are advised that no business relationship exists between Mr. Goldfarb and the Company, directly or indirectly, and that Mr. Goldfarb would qualify under NYSE rules as an independent director.

33. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

At present, Mr. Goldfarb does not hold any shares of stock of the Company.

34. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

35. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

CCAA insolvency proceedings and related Chapter 15 "recognition" proceedings relating to the work-out of Cline Mining Corporation. In contemplation of a financial restructuring, Mr. Goldfarb was hired by the Cline Mining Corporation board of directors, at the instruction of its senior lenders, to lead the financial restructuring and optimization of the mining assets of the TSX-listed mining company. These proceedings were initiated in December 2014, and emergence there from is anticipated during the second quarter of 2015.

Mr. Goldfarb's written consent letter is enclosed (Exhibit J).

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

2. GAMCO's address and telephone number. GAMCO's name and address as it appears on the Company's books.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

GAMCO's principal offices are located at One Corporate Center, Rye, NY, 10580. (914) 921-5100.

GAMCO Asset Management Inc. / 401 Theodore Fremd Ave., Rye, NY, 10580.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Shareholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

    As of April 20, 2015, GAMCO was the beneficial owner of 6,883,901 shares of the Company's common stock, representing 14.86% of the outstanding shares of the common stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated January 28, 2015, is enclosed (Exhibit K).

    As of April 20, 2015, GAMCO was the record owner of 100 shares of the Company's common stock, representing 0.00% of the outstanding shares of the common stock.

4. A description of all arrangements and understandings between GAMCO and each nominee being nominated by GAMCO and any other person or persons (including their names) pursuant to which the nominee is being recommended by the Shareholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

    There are no arrangements or understanding between GAMCO and Mr. Lisman and Mr. Blazek and Mr. Liebau and Mr. Angiolillo and Mr. Goldfarb or others pursuant to which Mr. Lisman and Mr. Blazek and Mr. Liebau and Mr. Angiolillo and Mr. Goldfarb are being nominated by GAMCO.

    Certain affiliates of GAMCO are beneficial owners of 1.02% of the common stock of Special Diversified Opportunities Inc., for which Mr. Blazek serves as President.

    GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 37.80% of the common stock of Sevcon, Inc., for which Mr. Angiolillo serve as directors.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders of the Company's outstanding shares.

    GAMCO does intend to deliver a proxy statement and form of proxy.

11



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

GAMCO and the nominees agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of these nominations.

This letter and all attachments hereto are submitted in a good faith effort to satisfy The Pep Boys – Manny, Moe & Jack's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. Depending on the size of the Board of Directors and the number of candidates up for election at the Annual Meeting, GAMCO reserves the right to either withdraw some or all of its nominees or to nominate additional nominees for election to the Board of Directors at the Annual Meeting. GAMCO reserves all rights available to it under applicable law.

GAMCO is a holder of record and beneficial owner of shares of the Company entitled to vote at the Company's Annual Meeting. GAMCO intends to be present at the Annual Meeting in person or by proxy to nominate Mr. Lisman and Mr. Blazek and Mr. Liebau and Mr. Angiolillo and Mr. Goldfarb to serve as directors of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman
General Counsel

DG/gm

Enclosures

12

EXHIBIT A - Mr. Lisman's Biographical Sketch (Document Provided to Issuer)

EXHIBIT B

March 30, 2015

Office of the President
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

John T. Sweetwood
Interim Chief Executive Officer
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

Re: Director Nomination

Dear Mr. Sweetwood:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of The Pep Boys – Manny, Moe & Jack ("Pep Boys"). I hereby consent to being named as a nominee in Pep Boys' proxy statement for its 2015 Annual Meeting of Shareholders, and to serving as a director if elected.

Sincerely,



Bruce M. Lisman

EXHIBIT C - Mr. Blazek's Biographical Sketch (Document Provided to Issuer)

EXHIBIT D

March 30, 2015

Office of the President
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

John T. Sweetwood
Interim Chief Executive Officer
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

Re: Director Nomination

Dear Mr. Sweetwood:

    I understand that GAMCO Asset Management Inc. is nominating me for election
to the Board of Directors of The Pep Boys – Manny, Moe & Jack ("Pep Boys"). I hereby
consent to being named as a nominee in Pep Boys' proxy statement for its 2015 Annual
Meeting of Shareholders, and to serving as a director if elected.

Sincerely,



Philip T. Blazek

EXHIBIT E - Mr. Liebau's Biographical Sketch (Document Provided to Issuer)

EXHIBIT F

March 30, 2015

Office of the President
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

John T. Sweetwood
Interim Chief Executive Officer
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

Re: Director Nomination

Dear Mr. Sweetwood:

     I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of The Pep Boys – Manny, Moe & Jack ("Pep Boys"). I hereby consent to being named as a nominee in Pep Boys' proxy statement for its 2015 Annual Meeting of Shareholders, and to serving as a director if elected.

Sincerely,



F. Jack Liebau, Jr.

EXHIBIT G - Mr. Angiolillo's Biographical Sketch (Document Provided to Issuer)

EXHIBIT H

March 30, 2015

Office of the President
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

John T. Sweetwood
Interim Chief Executive Officer
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

Re: **Director Nomination**

Dear Mr. Sweetwood:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of The Pep Boys – Manny, Moe & Jack ("Pep Boys"). I hereby consent to being named as a nominee in Pep Boys' proxy statement for its 2015 Annual Meeting of Shareholders, and to serving as a director if elected.

Sincerely,



Glenn J. Angiolillo

EXHIBIT I – Mr. Goldfarb's Biographical Sketch (Document Provided to Issuer)

EXHIBIT J

March 30, 2015

Office of the President
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

John T. Sweetwood
Interim Chief Executive Officer
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

Re: Director Nomination

Dear Mr. Sweetwood:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of The Pep Boys – Manny, Moe & Jack ("Pep Boys"). I hereby consent to being named as a nominee in Pep Boys' proxy statement for its 2015 Annual Meeting of Shareholders, and to serving as a director if elected.

Sincerely,



Matthew Goldfarb

EXHIBIT K – Amendment Number 12 to Schedule 13D, Filed On January 28, 2015 (Complete Filing Available on EDGAR)